Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

Jersey, Channel Islands, 24 March 2016

GRANT OF AWARDS TO MARK BRISTOW AND GRAHAM SHUTTLEWORTH UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

Following Mark Bristow and Graham Shuttleworth, both directors of the Company, each electing to “lock-up” the maximum permissible number of ordinary shares in the Company (Shares) for a period of 3 years (being 45 475 Shares and 10 355 Shares respectively) under the Randgold Resources Limited Co-investment Plan, they have become eligible for the grant of "matching" awards under the plan.  Consequently, an award under the plan of 45 475 Shares was granted to Mark Bristow and an award of 10 355 Shares was granted to Graham Shuttleworth, on 23 March 2016.  The awards granted to both Mark Bristow and Graham Shuttleworth may vest, in full or in part, after the expiry of the performance period on 31 December 2018, to the extent that the performance conditions as specified by the plan are met. A one year post-vesting holding requirement applies to 100 per cent. of the vested Shares.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Under the Randgold Resources Restricted Share Scheme, an award over 36 380 Shares was granted to Mark Bristow a director of the Company, and an award over 8 284 Shares was granted to Graham Shuttleworth a director of the Company, on 23 March 2016.  The awards granted to both Mark Bristow and Graham Shuttleworth may vest, in full or in part, subject to the achievement of operational and financial performance targets, chosen on the basis they are among the Company's key performance indicators and drive shareholder value, over a four year performance period.  A one year post-vesting holding requirement applies to 100 per cent. of the vested Shares.

The Randgold Resources Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of agreed operational and financial targets.

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

The Company announces that the second tranche of the awards granted on the 16 March 2012 (2012 RSS Awards) and the first tranche of the awards granted on 18 March 2013 (2013 RSS Awards) to Mark Bristow and to Graham Shuttleworth, each directors of the Company, under the Randgold Resources Restricted Share Scheme have not vested in respect of any ordinary shares and have lapsed, the applicable performance conditions having not been satisfied at the expiry of the relevant performance periods on 31 December 2015.

The second tranche of the 2012 RSS Awards comprised one third of the original award, being 9 614 Shares and 2 154 Shares for each of Mark Bristow and Graham Shuttleworth respectively.

The first tranche of the 2013 RSS Awards comprised one third of the original award, being 12 241 Shares and 2 800 Shares for each of Mark Bristow and Graham Shuttleworth respectively.

The 2012 RSS Awards and the 2013 RSS Awards are subject to performance conditions which measure earnings per share growth, absolute total shareholder return, additional reserves and absolute reserves growth.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com